                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             dated November 15, 2001

                                    ILOG S.A.

                              9 Rue De Verdun BP 85
                             94253 Gentilly, France

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                    FORM 20-F     [X]       FORM 40-F     [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                    YES           [ ]       NO            [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 82-
                                    ----------

                                  ILOG S.A.

                                  FORM 6-K

                                 ENCLOSURES

ENCLOSURES: Shareholder materials for an Ordinary General Meeting and an Extraordinary General Meeting of Shareholders of ILOG S.A., including:

        (i) Notice to ADS Holders of an Ordinary and Extraordinary General Meeting of Shareholders;

        (ii)    Proxy Statement for Annual Meeting of Shareholders;

        (iii)   Management Report of the Board of Directors;

        (iv)    Special Report of the Board of Directors;

        (v)     Resolutions Proposed by the Board of Directors;

        (vi)    Request for Documents and Information; and

        (vii)   Voting cards for JPMorgan Chase Bank.

                                  [ILOG LOGO]

           Societe anonyme with a share capital of Euros 9,907,363.80
        Registered Office: 9 rue de Verdun, BP 85, 94253 Gentilly Cedex
          Register of Commerce and Companies of Creteil B 340 852 458

                               ------------------

             NOTICE TO ADS HOLDERS OF AN ORDINARY AND EXTRAORDINARY
                        GENERAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON DECEMBER 18, 2001

                               ------------------

NOTICE IS HEREBY GIVEN THAT an Ordinary and Extraordinary General Meeting of Shareholders of ILOG S.A., a French corporation (the "Company") will be held on December 18, 2001 at 5:00 p.m. at the registered office of the Company in order to consider the following items:

     Within the authority of the Ordinary General Meeting, the following items will be considered:

     - management report of the Board of Directors, special report of the Board on stock options and submission, by the Board, of the annual French statutory accounts and consolidated accounts for the fiscal year ended June 30, 2001;

     - report of the Statutory Auditors on the performance of their duties during the above-mentioned fiscal year;

     - approval of the French Statutory Accounts for the fiscal year ended June 30, 2001;

     - approval of the consolidated accounts for the fiscal year ended June 30, 2001;

     - full and final discharge to be given to the Directors and the Statutory Auditors on the performance of their duties for the fiscal year ended June 30, 2001;

     - allocation of earnings for the fiscal year ended June 30, 2001;

     - report of the Statutory Auditors on the agreements provided for in article L 225-38 of the French Code of Commerce and examination of related party agreements;

     - Directors' fees for the fiscal year 2002;

     - confirmation of the appointment of a Director;

     - renewal of the term of office of a Director;

     - ratification of the 2001 Stock Option Plan; and,

     - authorization to the Board to repurchase the Company's shares.

     Within the authority of the Extraordinary General Meeting, the following items will be considered:

     - authorization to reduce the share capital by cancellation of shares previously repurchased, within a maximum limit of 10% of the Company's share capital per 24 month period;

     - amendments to the by-laws to take into account the codification of the law on commercial companies in the Code of Commerce;

     - amendments to Title III -- "Management of the Company" of the by-laws to take into account the new applicable provisions introduced by the law of May 15, 2001;

     - amendments to Title IV -- "Meetings of Shareholders" of the by-laws to make it possible for the shareholders to participate in shareholders meetings by videoconference or by means of telecommunication and to transmit forms for proxies and either voting in paper form, by mail or electronically;

     - simplification of the by-laws relating to dividends;

     - renumbering of the by-laws;

     - increase of share capital during a public tender or exchange offer for the Company's shares;

     - authorization to issue warrants to the non-executive Directors to subscribe for up to a maximum of 40,000 shares in the Company;

     - authorization to issue warrants to external members of the Technical Advisory Board to subscribe for up to 20,000 shares in the Company;

     - increase of share capital up to a nominal value of Euros 183,000 represented by 300,000 shares reserved for issuance under the French Employee Savings Plan; and,

     - powers of attorney.

                                          By Order of the Board of Directors

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO COMPLETE AND PROMPTLY RETURN THE ENCLOSED VOTING INSTRUCTION CARD IN THE ENVELOPE PROVIDED. IF THE QUORUM FOR THE ORDINARY AND EXTRAORDINARY MEETING IS NOT MET ON DECEMBER 18, 2001, SHAREHOLDERS WILL BE INVITED TO VOTE AT A MEETING ON DECEMBER 28, 2001 TO VOTE ON THE SAME AGENDA AS DESCRIBED IN THIS NOTICE.

                                   ILOG S.A.

                                PROXY STATEMENT
                       FOR ANNUAL MEETING OF SHAREHOLDERS

                               PROCEDURAL MATTERS

GENERAL

     This Proxy Statement is being furnished in connection with the solicitation of Voting Instruction Cards by the Board of Directors of ILOG S.A. (the "Company") for use at the Annual Meeting of Shareholders (the "Annual Meeting") to be held on December 18, 2001 at 5:00 p.m., French time, and at any adjournment thereof, for the purposes set forth herein.

     The Annual Meeting will be held at the offices of the Company located at 9 rue de Verdun, 94253 Gentilly (Paris), France. The Company's telephone number is
(331) 49 08 35 00.

     These solicitation materials were mailed on or about November 13, 2001, together with the Company's 2001 Annual Report, to all ADS holders as of October 23, 2001 (the "Record Date"). The number of shares entitled to vote at the Annual Meeting as of the Record Date is 16,241,580.

INFORMATION CONCERNING VOTING

     Pursuant to a program sponsored by the Company, ordinary shares of the Company (the "Ordinary Shares") are traded in the United States in the form of American Depositary Shares ("ADSs"), each ADS corresponding to one Ordinary Share placed on deposit with JPMorgan Chase Bank (the "Depositary").

     Holders of ADSs may vote by using the enclosed Voting Instruction Card. Such holders who wish to directly vote the Ordinary Shares underlying the Company's ADSs and attend the Annual Meeting must contact the Depositary in order to become registered owners of the Shares corresponding to their ADSs prior to December 7, 2001

QUORUM REQUIRED UNDER FRENCH LAW

     The required quorum for ordinary resolutions is one-fourth of the total outstanding shares with voting rights; if such quorum is not met, a second shareholders' meeting will be held. At this second meeting, no quorum is required for ordinary resolutions.

     The required quorum for extraordinary resolutions is one-third of the total outstanding shares with voting rights. If such quorum is not met, a second shareholders' meeting will be held. At this second meeting, the quorum required for extraordinary resolutions is one-fourth of the total outstanding shares with voting rights on second call.

     Ordinary Shares that are voted "FOR", "AGAINST" or "ABSTAIN" are treated as being present at the Annual Meeting for purposes of establishing a quorum.

MAJORITY VOTE REQUIRED UNDER FRENCH LAW

     Passage of ordinary resolutions requires the affirmative vote of a majority of the shares present or represented at the Annual Meeting.

     Passage of extraordinary resolutions requires the affirmative vote of two-thirds of the shares present or represented at the Annual General Meeting.

VOTING BY HOLDERS OF AMERICAN DEPOSITARY SHARES; RECORD DATE

     Holders of ADSs as of the Record Date are entitled to notice of the Annual Meeting, and may vote the Ordinary Shares underlying their ADSs at the Annual Meeting in one of two ways: (A) by properly completing and returning the enclosed Voting Instruction Card to the Depositary by no later than December 11, 2001 (the "Receipt Date"), a holder of ADSs will cause the Depositary to vote the shares underlying the ADSs in the manner prescribed in the Voting Instruction Card as more fully described below; or (B) a holder of ADSs may elect to exchange their ADSs for Ordinary Shares and may attend the Annual Meeting and vote the Ordinary Shares in person. The significant differences between these two alternatives are: (i) that a holder of ADSs will not be entitled to attend the Annual Meeting in person but must rather rely upon the Depositary for representation; (ii) a holder of ADSs may not have the opportunity to consider or vote on any matters which may be presented at the Annual Meeting other than those described in this Proxy Statement or any further solicitation made by the Company; (iii) a holder of ADSs is not entitled to present proposals at the Annual Meeting for consideration at such meeting; and
(iv) a holder of Ordinary Shares must actually be the registered holder of the Ordinary Shares on December 17, 2001 (and hold such Ordinary Shares through the date of the Annual Meeting), and therefore, holding ADSs (or Ordinary Shares) on the Record Date will not be sufficient to entitle one to attend or vote at the Annual Meeting.

     Voting through Depositary. Upon receipt by the Depositary of a properly completed Voting Instruction Card on or before the Receipt Date, the Depositary will, insofar as practicable and permitted under applicable provisions of French law and the statuts of ILOG S.A., vote or cause to be voted the Ordinary Shares underlying ADSs in accordance with any non-discretionary instructions set forth in such Voting Instruction Card. With respect to Voting Instruction Cards which are signed but on which no voting instructions have been indicated, the Depositary will vote or cause to be voted the Ordinary Shares in favor of each proposal recommended by the Board of Directors of the Company and against each proposal opposed by the Board of Directors of the Company.

     The Depositary will not vote, cause to be voted or attempt to exercise the right to vote that is attached to ADSs if the Voting Instruction Card with respect to such ADSs is incorrectly completed or illegible. The Depositary will take no action to impair its ability to vote or cause to be voted the number of Shares necessary to carry out the instructions of all holders of ADSs.

     Voting Ordinary Shares. Under French law and the statuts of the Company, only shareholders holding registered Ordinary Shares of the Company at least one Paris business day prior to the date of a shareholders' meeting may vote the Shares and attend such meeting. Therefore, in order for a holder of ADSs to attend the Annual Meeting and vote the Ordinary Shares, such holder must first become a registered owner of Ordinary Shares underlying the ADSs. To accomplish this, a holder of ADSs must deliver, on or before December 11, 2001 their ADSs to the Depositary for cancellation and pay the related exchange charges of the Depositary, as provided in the Deposit Agreement. The Depositary will then request that the Paris office of BNP Paribas as custodian (the "Custodian") of the Ordinary Shares underlying the ADSs to register such holder in the share register of ILOG S.A. and will request the Custodian to make arrangements to allow the holder of Ordinary Shares to vote at the Annual Meeting. The Custodian will not permit any transfer of the Ordinary Shares during the "blocked period" of December 17, 2001 to December 18, 2001.

RECEIPT DATE

     The Depositary must receive the Voting Instruction Card on or before the Receipt Date in order to vote the ADSs on behalf of such holders. The Receipt date is December 11, 2001.

REVOCABILITY OF VOTING INSTRUCTIONS

     All ADSs holders entitled to vote and represented by properly executed Voting Instruction Cards received prior to the Receipt Date, and not revoked, will be voted at the Annual Meeting in accordance with the instructions indicated on those Voting Instruction Cards. Any Voting Instructions given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. A Voting Instruction may be revoked by filing with JPMorgan Chase Bank, before December 10, 2001, a written notice of revocation or a duly executed Voting Instruction Card, in either case later dated than the prior Voting Instruction Card relating to the same ADSs.

EXPENSES OF SOLICITATION

     All expenses of this solicitation, including the cost of preparing and mailing this Proxy Statement, will be borne by the Company. The Company may reimburse brokerage firms, custodians, nominees, fiduciaries and other persons representing beneficial owners of ADSs for their reasonable expenses in forwarding proxy material to and in soliciting such beneficial owners. Directors, officers and employees of the Company may also solicit votes in person or by telephone, telegram, letter, facsimile or other means of communication. Such Directors, officers and employees will not be additionally compensated, but they may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation.

PROCEDURE FOR SUBMITTING SHAREHOLDER PROPOSALS

     Under French corporate law, shareholders holding a defined percentage of the Company's share capital may propose new resolutions or modifications to the resolutions presented by the Board of Directors to the shareholders for their approval within 10 days of the publication of the preliminary notice announcing the Annual Meeting in the French Bulletin des Annonces Legales Obligatoires. Such a preliminary notice must be published at least 30 days prior to the date set forth for the Annual Meeting on first call. In such case, holders of ADSs who have given no prior instructions to vote on such new or amended resolutions shall be deemed to have voted against the new or revised resolution. The number of Shares required to be held to propose new resolutions for consideration at the Annual Meeting is 368,662.

DOCUMENTS AVAILABLE UPON WRITTEN REQUEST TO THE COMPANY

     Appended to this Proxy Statement is the text of the Report of the Board of Directors on the activities of the Company in fiscal year 2001 and of the special report of the Board of Directors on stock options. This Proxy Statement is being mailed together with the Company's Annual Report (Form 20-F) for the year ended June 30, 2001 which includes the consolidated fiscal results of ILOG S.A. for fiscal 2001, prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). In addition, you may request a summary of the unconsolidated & consolidated accounts of ILOG S.A. for fiscal 2001 prepared under French GAAP, and a table showing the unconsolidated & consolidated results of ILOG S.A. over the past five fiscal years and copies of additional information, in accordance with French law relating to commercial companies, using the Request for Information Form on page 31. Such additional information may include, but is not limited to, the Statutory Auditors' reports.

                                      ILOG

           Societe anonyme with a share capital of Euros 9,907,363.80
        Registered Office: 9 rue de Verdun, BP 85, 94253 Gentilly Cedex
          Register of Commerce and Companies of Creteil B 340 852 458

                               ------------------

                  MANAGEMENT REPORT OF THE BOARD OF DIRECTORS
                   TO THE COMBINED ORDINARY AND EXTRAORDINARY
                      GENERAL MEETING OF THE SHAREHOLDERS
                              OF DECEMBER 18, 2001

                               ------------------

Ladies and Gentlemen,

     We are requesting your presence at a Combined General Meeting of shareholders in order to submit for your approval matters within the competence of the Ordinary General Meeting and the Extraordinary General Meeting.

     Within the authority of the Ordinary General Meeting, you will consider the following:

     - management report of the Board of Directors, special report of the Board on stock options and submission, by the Board, of the annual French Statutory Accounts and consolidated accounts for the fiscal year ended June 30, 2001;

     - report of the Statutory Auditors on the performance of their duties during the above-mentioned fiscal year;

     - approval of the French Statutory Accounts for the fiscal year ended June 30, 2001;

     - approval of the consolidated accounts for the fiscal year ended June 30, 2001;

     - full and final discharge to be given to the Directors and the Statutory Auditors on the performance of their duties for the fiscal year ended June 30, 2001;

     - allocation of earnings for the fiscal year ended June 30, 2001;

     - report of the Statutory Auditors on the agreements provided for in article L 225-38 of the French Code of Commerce and examination of related party agreements;

     - Directors' fees for the fiscal year 2002;

     - confirmation of the appointment of a Director;

     - renewal of the term of office of a Director;

     - ratification of the 2001 Stock Option Plan; and,

     - authorization to the Board to repurchase the Company's shares.

     Within the authority of the Extraordinary General Meeting, you will consider the following:

     - authorization to reduce the share capital by cancellation of shares previously repurchased, within a maximum limit of 10% of the Company's share capital per 24 month period;

     - amendments to the by-laws to take into account the codification of the law on commercial companies in the Code of Commerce;

     - amendments to Title III -- "Management of the Company" of the by-laws to take into account the new applicable provisions introduced by the law of May 15, 2001;

     - amendments to Title IV -- "Meetings of Shareholders" of the by-laws to make it possible for the shareholders to participate in shareholders' meetings by videoconference or by means of telecommunication and to transmit forms for proxies and either voting by mail in paper form or electronically;

     - simplification of the by-laws relating to dividends;

     - renumbering of the by-laws;

     - increase of share capital during a public tender or exchange offer for the Company's shares;

     - authorization to issue warrants to the non-executive Directors to subscribe for up to a maximum of 40,000 shares in the Company;

     - authorization to issue warrants to external members of the Technical Advisory Board to subscribe for up to 20,000 shares in the Company;

     - increase of share capital up to a nominal value of Euros 183,000 represented by 300,000 shares reserved for issuance under the French Employee Savings Plan; and,

     - powers of attorney.

DECISIONS TO BE TAKEN BY THE ORDINARY GENERAL MEETING

1. Management report on the Company's activities during the fiscal year ended on June 30, 2001

     We advise you that this report which deals with the consolidated accounts and the Company's French Statutory accounts, as well as the report of the Statutory Auditors have been made available to you in compliance with statutory and regulatory requirements.

     a. Situation of the Company and activities during the fiscal year -- Results of the fiscal year

     ILOG develops, markets and supports software components for visual interface, resource optimization and business rules functions that are fundamental to the development of strategic business applications by creating pre-built and pre-tested software components to address these common software functions. The Company's object oriented components reduce the time, cost and risk in the development process, and allow users to focus their own efforts on value-added, business specific programming tasks. The Company's components provide high performance and scalability, run on the most popular Windows and Unix platforms, and can be used to facilitate client-side, server-side or web development efforts. The Company also offers a range of consulting, customer training and maintenance services.

     In fiscal 2001 the Company's consolidated revenues increased to $79.2 million from $71.3 million in 2000, representing an increase of 11%. Operating profit for fiscal 2001 was $0.7 million compared to $0.9 million in 2000 as expenses increased at faster rate than revenues, with headcount growing to 573 at June 30, 2001 from 487 at June 30, 2000. The results of 2001 benefited from the growth in revenues from the supply chain and financial services markets offsetting the impact of the slow-down in the communications industry during the period. In particular, during the year the Company experienced competitive success of its business rules products outside its traditional telecommunication applications. Also during the year the Company continued the transition of its channels of distribution from end users to independent software vendors, increasing their number adopting ILOG's products from approximately 200 at June 30, 2000 to 300 at June 30, 2001. During the year the Company's financial position remained stable ending the fiscal year with working capital at $20.9 million and cash at $20.9 million as of June 30, 2001.

     The annual French Statutory accounts that are presented to you have been established according to the French accounting rules and standards in compliance with French law. The revenues of the Company amounted to 41.8 million Euros which corresponds to an increase of 18% over the previous fiscal year. The operating expenses amounted to 48.6 million Euros which corresponds to an increase of 15%. The net financial loss amounted to 0.1 million Euros compared to a net financial loss of 0.4 million Euros in the prior fiscal year. The fiscal year shows a loss of 5.0 million Euros compared to a loss of 4.4 million Euros for the prior fiscal year.

     b.   Research and development activities

     The Company has continued its research and development efforts. Consolidated research and development expenses increased to $14.8 million in 2001 from $12.2 million in 2000 representing 19% and 17% of total revenues, respectively. The increase in research and development expenses during the year was due to the introduction of ILOG JSolver and JConfigurator and significant upgrades to the Company's visualization and business rules product lines with associated staffing increases. The Company does not capitalize any software development costs and all research and development costs are expensed as incurred.

     c.   Activities of the subsidiaries

     The Company has the following wholly owned subsidiaries: ILOG, Inc., ILOG Limited (21 persons), ILOG GmbH (22 persons), ILOG SA (22 persons), the ILOG(S)
(Pte) Ltd (38 persons) and ILOG KK (20 persons), which operate in the United States, United Kingdom, Germany, Spain, Singapore and Japan respectively. The predominant activity of these subsidiaries is the marketing and selling of the Company's products. In the United States, the Company also has some research and development activities. The Company's consolidated financial statements include the results of the Company and these subsidiaries after eliminating intercompany accounts and transactions. In accordance with French accounting principles the Company's Statutory Accounts use the equity method for the valuation of its investments in these subsidiaries.

     During 2001, 2000 and 1999, revenues generated from customers in North America totaled approximately in $36.3 million, $32.0 million and $22.5 million; in Europe $34.1 million, $32.6 million and $34.5 million; and in Asia $8.8 million, $6.7 million and $6.7 million, respectively. The 12% growth in North American revenues and the 4% increase in European revenues in 2001 over 2000 reflects the decline of the Euro and the transition of the Company's channel of distribution from end users to ISVs, which have a greater proportion located in North America, combined with the general strength of the internet driven economy in the U.S. in the first part of 2001. The 31% growth in Asia in 2001 reflects the successful results of the Company's Japanese operations which were established in 1999.

     As a result of its global operations, the Company is exposed to numerous risks, including logistical difficulties, cultural differences, product localization costs, import and tariff restrictions, adverse foreign tax consequences and fluctuations in currencies. The Company publishes its financial statements in U.S. dollars. The Company operates on a multinational basis and a significant portion of its business is conducted in currencies other than the U.S. dollar, the financial reporting currency. Approximately 30% of the Company's sales and 50% of the Company's expenses in 2001 were denominated in Euros or Euro equivalent currencies, with the remainder in U.S. dollar and, to a lesser extent, other currencies.

     d.   Important events that have occurred since the end of the fiscal year

     Since the end of the fiscal year there has been no significant event that has a material effect on the Company.

     e.   Employees' holdings of the Company's stock -- Stock
Options -- Miscellaneous information

     As of September 30, 2001, it is the Company's best estimate that ILOG management held approximately 12% of the Company's shares.

     As of June 30, 2001, the number of stock options available for future grant amounted to 391,520. A total of 1,405,490 options were granted and 284,123 were cancelled during the 2001 fiscal year. Warrants over 112,000 shares were granted during the 2001 fiscal year.

     764,891 shares were issued from the exercise of stock options during the 2001 fiscal year.

     9,000 shares were issued from the exercise of warrants during the 2001 fiscal year.

     At the Extraordinary General Meeting of shareholders of September 25, 2001, the issuance of 1,100,000 options under a new Stock Option Plan was authorized.

     f.   Information regarding the Company's share capital and its shareholders

     During the 2001 fiscal year, the share capital was increased from E9,368,125 to E9,849,944 by the issuance of 790,131 new shares of E0.61 nominal value each:

     - 752,891 shares from the exercise of stock-options,

     - 9,000 shares from the exercise of warrants,

     - 28,056 shares issued under the 1998 International Employee Stock Purchase Plan,

     - 184 shares issued under the French Employee Savings Plan.

     To the best knowledge of ILOG, as of September 30, 2001, ILOG's shareholders owning more than 5% of the capital were: Fidelity Investments who owned 1,532,237 shares, i.e. 9.4 % and INRIA who owned 1,337,500 shares, i.e. 8.2%.

     g.   Directors and Senior Management and Employees

     The following table sets forth the names, ages and position of the directors and executives officers of ILOG as of September 30, 2001.

NAME                                   AGE    POSITION
----                                   ---    --------
Pierre Haren.........................  48     Chairman and Chief Executive Officer
Jean-Francois Abramatic..............  52     Senior Vice President, Research and Development
Patrick Albert.......................  45     Chief Technology Officer
Eric Brisson.........................  36     Vice President and General Manager Communications
                                              Business Division
Christian Deutsch....................  56     Vice President, Customer Support and Administration
Douglas Doyle........................  45     Vide President, Marketing
Roger Friedberger....................  50     Chief Financial Officer
Bounthara Ing........................  38     Vice President and General Manager Industry Solutions
                                              Division
Janet Lowe...........................  43     Vice President, Special Projects
Todd Lowe............................  45     Director, Executive Vice President and General Manager
                                              Value Chain Management Business Division
Sanjay Saigal........................  38     Vice President and General Manager ILOG Direct
                                              Business Division
Michel Alard.........................  47     Director
Marie-Claude Bernal..................  54     Director
Pascal Brandys.......................  42     Director
Marc Fourrier........................  48     Director
Richard Liebhaber....................  66     Director

     The total number of ILOG employees worldwide, as of September 30, 2001 was 586; (Europe 359, North America, 168, Asia 59). In 2000 and 1999 it was 518 and 460 iEurope: 329 and 311; North America: 138 and 103 and Asia: 51 and 46, respectively.

     The Company has never experienced a work stoppage and it has good employment relations. The Company's employees are not represented by any unions; however, management holds monthly meetings with a delegation of elected employees representatives to discuss, in particular, employment matters and the economic condition of the Company. As required under the French Labor Code, two representatives of the employees are entitled to attend meetings of the Board of Directors of the Company, but do not have any voting rights.

     Pursuant to French laws dated June 13, 1998 and January 19, 2000 a 35-hour work week has been implemented in France since February 1, 2000.

     The Company has various employee stock option, purchase and warrant plans currently in effect.

     The Company's expenses in employee training, for the year ended September 30, 2001 amounted to $300,000.

2.   Allocation of earnings

     We propose that the loss of the financial year ended June 30, 2001, of E4,974,206 be carried forward in the retained earnings account which after allocation is a deficit of E31,800,534.

     Pursuant to legal provisions, you are advised that no dividend has been declared or distributed in respect of the three previous fiscal years.

3.   Agreements referred to in Article L. 225-38 of the French Code of Commerce

     You will review the special report of the Statutory Auditors on the agreements referred to in article L. 225-38 of the French Code of Commerce.

4.   Directors' fees for the fiscal year 2002

     To date Directors have not received any fees for their services to the Company as members of the Board of Directors. We consider it advisable for the Board to have the necessary authorization to that effect. Therefore, we propose that you authorize up to an overall maximum of $60,000 the amount of Directors' fees, which may be paid for the fiscal year 2002.

     We also propose that you grant to the Board of Directors full powers to allocate, in whole or in part, such Directors' fees.

5.   Confirmation of the appointment of a Director

     At a meeting held on December 18, 2000, the Board appointed Ms. Marie-Claude Bernal as a Director in replacement of Mr. Philippe Claude, resigning Director, for his unlapsed term, that is until the close of the Ordinary Shareholders' Meeting called to approve the French Statutory Accounts for the fiscal year ending June 30, 2002.

     Therefore, we propose that you confirm this appointment.

6.   Renewal of the term of office of a Director

     We advise you that the term of office of Mr. Marc Fourrier as a Director shall expire at the close of this shareholders' meeting.

     Therefore, we propose that you renew his term of office for a period of three years expiring at the close of the Ordinary Shareholders' Meeting called to approve the French Statutory Accounts for the fiscal year ending June 30, 2004.

7.   Ratification of the 2001 Stock Option Plan

     We remind you that, on September 25, 2001, you authorized the Board, pursuant to the provisions of Articles L. 225-177 and seq. of the Code of Commerce and Articles 174-8 and seq. of the Decree of March 23, 1967, to grant to employees and legal representatives of the Company and entities which are linked to it within the meaning of Article L. 225-180 of the Code of Commerce, holding less than 10% of the Company share capital, options to subscribe for new shares of the Company or purchase existing shares, up to a maximum of 1,100,000 shares of the Company, of 0.61 Euro nominal value each.

     In order to be able to implement such authorization, we advise you that at a meeting held on October 23, 2001, the Board has established the terms and conditions under which the stock options will be granted under the new plan, such terms and conditions being contained in a plan called ILOG 2001 Stock Option Plan.

     The main proposed amendments are directed to take into account the terms of the authorization adopted by the shareholders' meeting held on September 25, 2001 and recent changes in French regulations.

     In order to comply with U.S. law relating to qualified incentive stock options, this new 2001 Stock Option Plan must be submitted for your ratification within one year of its approval by your Board.

     Therefore, we propose that you approve the 2001 Stock Option Plan

8.   Authorization to repurchase Company's shares

     The authorization to repurchase the Company's shares of December 18, 2000 shall expire at the close of the present meeting. We advise you that we have not used such authorization.

     We propose that you authorize the Board, pursuant to Articles L. 225-209 and seq. of the French Code of Commerce, to purchase the Company's own shares up to 10% of the outstanding share capital, for a period expiring at the close of the Ordinary Shareholders' Meeting called to approve the accounts for the fiscal year ending June 30, 2002.

     The shares may be purchased, upon a decision of the Board of Directors, for any purpose, and notably, in decreasing order of priority, with a view to:

     - provide consideration in the context of an acquisition or of an exchange of the Company's shares, including in the context of external growth or issuance of securities giving access to the Company's share capital,

     - implement stock purchase plans for the benefit of the employees or executives of the Company or its affiliates. Such plans shall be administered pursuant to applicable laws and may operate, for example, through profit-sharing, the award of stock-options, or through a corporate pension fund,

     - make sales and purchases in compliance with applicable regulations, depending on market conditions,

     - stabilize the market price of ILOG shares, in compliance with applicable regulations, by buying and selling to compensate market trends,

     - cancel such repurchased shares, subject to the approval of a dedicated resolution by the shareholders' meeting, and having said that such cancellation would only be implemented if it would have a positive impact on the net earning per share,

     - their conservation, sale, or, if the case may be, their transfer by any means.

     The shares may be purchased by any means, such as, open market or negotiated transactions, through derivative securities (such as options, warrants . . .), except purchase of call options, and at any time, in compliance with applicable regulations.

     The part of the program, which may be effected through block trades, is not limited.

     We propose that you set the maximum purchase price and the minimum resale price per shares at 50 Euros and 5 Euros, respectively. We also propose that you limit the funds used to implement such share repurchase program to 10 million Euros.

DECISIONS TO BE TAKEN BY THE EXTRAORDINARY GENERAL MEETING.

9. Authorization to reduce the share capital by cancellation of shares previously repurchased, within a maximum limit of 10% of the Company's share capital per 24 month period

     If you approve the share repurchase program we submit to you, we also propose you to authorize your Board to reduce the Company's share capital, in one or more increments, within a maximum limit, per 24 month period, of 10% of the outstanding share capital, by cancellation of the shares that the Company would hold following a repurchase pursuant to the share repurchase program.

     Such authorization would remain valid until the close of the Ordinary Shareholders' Meeting called to approve the French Statutory Accounts for the fiscal year ending June 30, 2002.

10. Statutory changes

     We advise you that several recent changes in applicable laws, in particular the codification of the law on commercial companies and the law of May 15, 2001 imply amendments to certain provisions of the by-laws and/or allow the introduction of new possibilities in the by-laws.

     We propose that you authorize the following amendments:

     a) Replacement of references to articles of the law of July 24, 1966 with references to corresponding articles in the Code of Commerce

     b) New definition of the powers of the management bodies

     The law of May 15, 2001 provides that the management of the company is assumed by the President of the Board or by another individual bearing the title of general manager. The law gives a new definition of the respective powers of the Board, the President, the general manager and the deputy general managers (formerly general managers).

     Listed companies, as ILOG, are required to amend their by-laws within 18 months from the publication of the law of May 15, 2001. We invite you to take the opportunity of this meeting to amend accordingly the by-laws, although the Board will not be entitled to choose immediately between the two methods of general management, in the absence of the decrees provided for in the law.

     We also propose you to take the opportunity to introduce a provision in the by-laws to allow the directors to participate in board meetings by means of videoconference. However, we advise you that this provision is subject to the publication of applicable decrees, such publication having not yet occurred. In addition, we advise you that this procedure is not applicable to the adoption of certain decisions of the Board.

     c) Changes in the regulations applicable to related party agreements

     We advise you that the law of May 15, 2001 has extended the provisions applicable to the agreements subject to prior authorization to the agreements entered into between the Company and one of its shareholders holding more than 5% of the voting rights of the Company. As a consequence, we suggest you to amend the provisions of the by-laws relating to related party agreements in accordance with the new applicable law.

     d) Possibility to participate in shareholders meetings by videoconference or by means of telecommunication and to transmit forms for proxies and either voting by mail in paper form or electronically

     We propose the by-laws be amended in order to make it possible for shareholders to participate in shareholders' meetings by videoconference or by means of telecommunication to facilitate greater shareholder participation in the meetings. However, we advise you, as mentioned above, that the application of such a provision is subject to the publication of a decree. We propose that a provision be introduced in the by-laws to permit shareholders to transmit proxy forms and voting either by mail in paper form or electronically.

     e) Simplification of the article relating to dividends

     We propose to delete paragraph 6 of the article relating to dividends and to rewrite paragraph 5, those two paragraphs being redundant.

     f) Renumbering of the by-laws

     As a consequence of the proposed amendments to the by-laws, a renumbering of the articles is proposed.

11. Financial authorizations

     We remind you that, on December 18, 2000, you had granted full powers to the Board, for a period of twenty-six months, to increase the share capital by issuance of securities giving rights, either immediately or at a later date, to subscribe to the Company's shares, with or without preferential subscription rights of shareholders or by way of capitalization of provisions, including during a public tender or exchange offer for the Company's shares, up to a nominal value of FF 30,000,000 (approximately Euro 4.5 million) of which FF 15,000,000 may be used without preferential subscription rights.

     We further remind you that the authorization to the Board to use such delegations during a public tender or exchange offer for the Company's shares was valid until the close of the Shareholders' Meeting called to approve the accounts for the fiscal year ended June 30, 2001.

     We therefore propose, in accordance with the provisions of Article L. 225-129 IV of the French Code of Commerce, to renew, within the conditions set forth by the Extraordinary Shareholders' Meeting held on December 18, 2000 under its eleventh to thirteenth resolutions and until the close of the Shareholders' Meeting called to approve the accounts for the fiscal year ended June 30, 2002, the delegations of powers granted to the Board to use the above mentioned authorizations to increase the Company's share capital, with or without preferential subscription rights of shareholders or by way of capitalization of provisions, by issuance of securities giving rights, either immediately or at a later date, to subscribe Company's shares, during a public tender or exchange offer for the Company's shares.

12. Authorization to issue warrants to subscribe for shares in the Company, up to a maximum of 40,000 shares reserved for issuance to the non-executive Directors

     To bring ILOG in line with best corporate practice and industry norm and to ensure a consistent simple policy we recommend that each non-executive director should receive annually warrants to subscribe for 8,000 shares per year.

     Therefore, we propose that you authorize an increase of share capital by a maximum nominal value of 24,400 Euros, in one or more issues, by the issuance of warrants to subscribe for a maximum of 40,000 shares of 0.61 Euro nominal value each, reserved for issuance to 5 non-executive Directors entitled to 8,000 shares each.

     We propose that you waive the preferential subscription rights of the shareholders to the warrants and to reserve the right to subscribe for the warrants to Ms. Marie-Claude Bernal, Messrs. Michel Alard, Pascal Brandys, Marc Fourrier and Richard Liebhaber in the proportion above mentioned.

     The issuance of the warrants entails the formal waiver by the shareholders of their preferential subscription rights to subscribe for the new shares to be issued upon the exercise of such warrants.

     Such authorization shall remain valid for a period of one year from the date of this Meeting of Shareholders.

     The amount receivable by the Company for each share issued upon the exercise of the warrants, after deduction of the issuance price for warrants, would be at least equal to the closing price for a share on the

Nouveau Marche (Euronext Paris) on the last trading day preceding the decision of the Board to grant these warrants.

     If you resolve to authorize the issuance of such warrants, we propose that you grant to the Board of Directors full powers, to implement this authorization, including:

     - To determine the dates and terms of such issuance or issuances;

     - To set the price and the conditions of such issuance of warrants and shares to be issued upon exercise of the warrants within the limits laid down by this authorization;

     - To carry out all necessary measures in order to protect the rights of the holders of warrants upon the occurrence of an event mentioned in Articles 171 and seq. of the Decree of March 23, 1967;

     - To finalize the share capital increases resulting from the exercise of the warrants; and

     - To modify the by-laws accordingly and more generally, to take all necessary measures.

     In order to comply with the law, you will find set forth an indication of the dilution effect which would result from the issuance of the 40,000 shares mentioned above.

     In the event that the increase in capital authorized is effected in full, a shareholder who holds 1% of the current share capital of the Company will have, after the completion of the capital increase, his portion of the new capital changed to 0.997543%, i.e. a decrease of 0.002457%.

     Such shareholder's portion corresponding to 1% of the equity capital per share, which was 0.023948 Euros at September 30, 2001, would change to 0.024073 Euros per share, after taking into account the issuance of 40,000 shares of E0.61 each, according to the closing price of an ILOG share on the Nouveau Marche (Euronext Paris) on October 23, 2001, i.e. 7.50 Euros.

     At the meeting, you will hear the special report of the Statutory Auditors who will give their opinion on the proposal of waiver of the preferential subscription right, on the calculation elements of the issue price, on the impact of the issue to shareholders and will certify the accuracy of information provided.

13. Authorization to issue warrants to subscribe for shares in the Company, of up to a maximum of 20,000 shares reserved for issuance to external members of the Technical Advisory Board

     We remind you that the Extraordinary Meeting of Shareholders held on October 18, 2000 authorized the issuance of warrants to subscribe for new shares in the Company, up to a maximum of 12,000 shares, to members of the Technical Advisory Board, each of them being entitled to subscribe for up to 4,000 shares each. At a meeting held on November 22, 2000, the Board decided to issue such warrants authorized by the Shareholders.

     Due to the importance for the ILOG to benefit from the contribution of such experts, we consider to be in the Company's interests to provide for a new issuance of warrants to subscribe for shares in the Company, within the same amount, reserved for issuance to the members of the Technical Advisory Board, except for Mr. Eugene Freuder appointed in December 2000 and who has not received any warrant to date.

     Therefore, we propose that you authorize an increase of share capital by a maximum nominal value of 12,200 Euros, in one or more issues, by the issuance of warrants for up to 20,000 shares of 0.61 Euro nominal value each. We also propose that you waive your preferential subscriptions rights to the warrants and reserve the right to subscribe for the warrants to: Messrs. Eugene Freuder, Gilles Kahn, Martin Groetschel and Ben Shneiderman, each of them being entitled up to 4,000 shares each, except Mr. Eugene Freuder who shall receive warrants for up to 8,000 shares.

     The issuance of the warrants entails the formal waiver by the shareholders of their preferential subscription rights to subscribe for the new shares to be issued upon the exercise of such warrants.

     Such authorization shall remain valid for a period of one year from the date of this Meeting of Shareholders.

     The amount receivable by the Company for each share issued upon the exercise of the warrants, after deduction of the issuance price for warrants, would be at least equal to the closing price for a share on the Nouveau Marche (Euronext Paris) on the last trading day preceding the decision of the Board to grant these warrants.

     If you resolve to authorize the issuance of such warrants, we propose that you grant to the Board of Directors full powers, to implement this authorization, including:

     - To determine the dates and terms of such issuance or issuances

     - To set the price and the conditions of such issuance of warrants and shares to be issued upon exercise of the warrants within the limits laid down by this authorization;

     - To carry out all necessary measures in order to protect the rights of the holders of warrants upon the occurrence of an operation mentioned in Articles 171 and seq. of the Decree of March 23, 1967;

     - To finalize the share capital increases resulting from the exercise of the warrants and

     - To modify the by-laws accordingly and more generally, to take all necessary measures.

     In order to comply with the law, you will find set forth an indication of the dilution effect which would result from the issuance of the 20,000 shares mentioned above.

     In the event that the increase in capital authorized is effected in full, a shareholder who holds 1% of the current share capital of the Company will have, after the completion of the capital increase, his portion of the new capital changed to 0.998773%, i.e. a decrease of 0.001227%.

     Such shareholder's portion corresponding to 1% of the equity capital per share, which was 0.024073 Euros at September 30, 2001, would change to 0.024136 Euros per share, after taking into account the issuance of the 20,000 shares of E0.61 each, according to the closing price of ILOG's share on the Nouveau Marche (Euronext Paris) on October 23, 2001, i.e. E7.50.

     At the meeting, you will hear the special report of the statutory auditors who will give their opinion on the proposal of waiver of the preferential subscription right, on the calculation elements of the issue price, on the impact of the issue to shareholders and will certify the accuracy of information extracted from the accounts of the Company.

14. Increase in share capital reserved for issuance under the French Employee Savings Plan

     We remind you that Article L. 225-129 VII of the French Code of Commerce (as amended by the law of February 19, 2001) requires the submission, to any Shareholders' Meeting called to approve a capital increase, of a resolution to approve a capital increase pursuant to the conditions provided for in Article L. 443-5 of the French Labor Code, i.e. under an Employee Savings Plan (Plan d'Epargne Entreprise) or a Plan Partenarial d'Epargne Salariale Volontaire. Two proposals to realize capital increases by way of issuance of warrants to subscribe for shares have just been submitted to your approval. Consequently, we propose that you authorize a capital increase reserved for issuance to the employees of the Company subject to the French Employee Savings Plan.

     We further remind you that the Shareholders' Meeting held on September 25, 2001 authorized an increase in share capital reserved to ILOG's employees under the French Employee Savings Plan, up to a nominal value of Euros 183,000 represented by 300,000 shares. Therefore, we submit for your approval a resolution, having the same terms as the resolution adopted by the abovementioned Shareholders' Meeting, to approve an increase in share capital reserved for issuance to the employees under the French Employee Savings Plan in order to comply with the applicable French regulations and, at the same time, we recommend that you reject such a resolution, since a similar resolution is currently in effect.

THE BOARD OF DIRECTORS

                                      ILOG

           Societe anonyme with a share capital of 9,907,363.80 euros
        Registered Office: 9, rue de Verdun, BP 85, 94253 Gentilly Cedex
          Register of Commerce and Companies of Creteil B 340 852 458

                               ------------------

                    SPECIAL REPORT OF THE BOARD OF DIRECTORS
                  TO THE ORDINARY ANNUAL SHAREHOLDERS' MEETING
                              OF DECEMBER 18, 2001

                               ------------------

Ladies and Gentlemen,

     Within the context of our Ordinary Shareholders' Meeting and the provisions of Article L. 225-184 of the French Code of Commerce, we hereby disclose stock option transactions in accordance with the provisions of articles L. 225-177 to
L. 225-186 of the French Code of Commerce. During the fiscal year ended June 30, 2001, the Company granted options over 1,405,490 shares as follows:

                                                   Number     Exercise price
                                                 of shares     per share in
Plan                           Date of grant      granted         Euros         Expiration date
----                         -----------------   ----------   --------------   -----------------
1998                         July 25, 2000         286,150        51.50        July 24, 2010
                             November 22, 2000   1,013,240        39.21        November 21, 2010
                             December 18, 2000      19,400        39.00        December 17, 2010
                             January 23, 2001       37,400        35.85        January 22, 2011
                             April 24, 2001         49,300        14.35        April 23, 2011

     During the 2001 fiscal year, a total of 764,891 shares were issued from the exercise of options as follows:

                                                                                  Exercise price
                                                                       Number      per share in
Plan                                               Date of grant      of shares       Euros
----                                             ------------------   ---------   --------------
1992                                             May 15, 1996           31,150         3.35
                                                 July 29, 1996           1,000         4.88
                                                 April 30, 1997          1,000         3.81
------------------------------------------------------------------------------------------------
1996                                             October 16, 1995          750         1.95
                                                 February 9, 1996        1,250         1.95
                                                 May 15, 1996            3,934         3.35
                                                 June 21, 1996             200         4.17
                                                 July 29, 1996          36,831         4.88
                                                 December 16, 1996         141         5.36
                                                 January 7, 1997           200         7.62
                                                 April 30, 1997         10,736         3.81
                                                 June 19, 1997           1,200         5.03
                                                 July 23, 1997          38,711         5.26
                                                 August 20, 1997       318,900         5.62
                                                 September 10, 1997     30,966         8.01
                                                 October 22, 1997          440        10.01
                                                 December 8, 1997      154,459         9.44
                                                 January 21, 1998        1,030         9.87
                                                 March 9, 1998           3,754        11.25
                                                 June 18, 1998           2,341        13.54
                                                 August 31, 1998        46,165         8.60
                                                 October 21, 1998       16,091         6.72
                                                 April 20, 1999          2,861         5.19
                                                 July 27, 1999           1,953         6.79
------------------------------------------------------------------------------------------------
1998                                             October 21, 1998       25,109         6.72
                                                 February 1, 1999        2,536         8.80
                                                 October 20, 1999       31,183         6.70

     Information regarding the grant and exercise of options by the Directors of the Company and others receiving the greatest number of options is provided pursuant to provisions of Article L. 225-184 of the French Code of Commerce as follows:

     1. No stock options were granted to Directors of the Company during the fiscal year ended June 30, 2001.

     2. No stock options were granted to the Directors of the Company by any of its subsidiaries during the fiscal year ended June 30, 2001.

     3. During the 2001 fiscal year 100,000 shares were issued to a Director from the exercise of options as follows:

                                                                                  Exercise price
                                                                       Number      per share in
Director                                             Date of grant    of shares       Euros
--------                                            ---------------   ---------   --------------
Todd Lowe.........................................  August 20, 1997    100,000         5.62

     4. During the fiscal year, the Company granted stock options over 284,500 shares to the following ten employees (exclusive of Directors) who received the greatest number of options among all employees during the fiscal year:

                                 Number of shares granted    Exercise price
                                --------------------------    per share in          Grant
Name                            Total      Date of grant         Euros         expiration date
----                            ------   -----------------   --------------   -----------------
 1. Jean-Francois Abramatic...  80,000   July 25, 2000           51.50        July 24, 2010
 2. Robert Cooper.............  42,500   July 25, 2000           51.50        July 24, 2010
 3. Eric Brisson..............  30,000   July 25, 2000           51.50        July 24, 2010
 4. Christian Deutsch.........  30,000   July 25, 2000           51.50        July 24, 2010
 5. Bounthara Ing.............  25,000   November 22, 2000       39.21        November 21, 2010
 6. Isozaki Shigezaku.........  20,000   January 23, 2001        35.85        January 22, 2011
 7. Jean-Francois Puget.......  15,000   July 25, 2000           51.50        July 24, 2010
 8. William Scull.............  15,000   November 22, 2000       39.21        November 21, 2010
 9. Roger Friedberger.........  15,000   November 22, 2000       39.21        November 21, 2010
10. Patrick Albert............  12,000   November 22, 2000       39.21        November 21, 2010

     5. During the fiscal year, the following ten employees, (exclusive of Directors) exercised the largest number of shares during the fiscal year for a total of 517,435 shares:

                                              Number of shares exercised           Exercise price
                                      ------------------------------------------    per share in
Name of Employee                       Total          Date shares granted              Euros
----------------                      -------   --------------------------------   --------------
 1. Stuart Bagshaw..................  152,083          December 8, 1997                 9.44
 2. Robert Bixby....................  100,000          August 20, 1997                  5.62
 3. Janet Lowe......................  100,000          August 20, 1997                  5.62
 4. Manuel Montalban................   48,958   23,958 -- August 31, 1998               8.60
                                                  15,000 -- July 23, 1997               5.26
                                                  10,000 -- July 29, 1996               4.88
 5. William Scull...................   35,340   30,966 -- September 10, 1997            8.00
                                                   4,374 -- October 20, 1997            6.70
 6. Jean Pommier....................   26,000   5,000 -- July 29, 1996                  4.88
                                                  13,000 -- May 15, 1996                3.35
                                                   8,000 -- April 30, 1997              3.81
 7. Bounthara Ing...................   19,164   291 -- May 15, 1996                     3.35
                                                   1,249 -- July 23, 1997               5.26
                                                     624 -- July 29, 1996               4.88
                                                  17,000 -- August 31, 1998             8.60
 8. Eric Brisson....................   14,100   750 -- July 29, 1996                    4.88
                                                   1,250 -- February 9, 1996            1.95
                                                     900 -- July 23, 1997               5.26
                                                   5,300 -- October 21, 1998            6.72
                                                   5,900 -- October 20, 1999            6.70
 9. Irv Lustig......................   12,000   9,500 -- August 20, 1997                5.62
                                                   2,500 -- October 21, 1998            6.72
10. Michel Delalex..................    9,790   2,000 -- July 29, 1996                  4.88
                                                   1,645 -- July 23, 1997               5.26
                                                   5,416 -- October 21, 1998            6.72
                                                     729 -- October 20, 1999            6.70

THE BOARD OF DIRECTORS

                                      ILOG

           Societe anonyme with a share capital of Euros 9,907,363.80
        Registered office: 9, rue de Verdun, BP 85, 94253 Gentilly Cedex
           Register of Commerce and Companies of Creteil 340 852 458

                               ------------------

         COMBINED GENERAL MEETING OF SHAREHOLDERS OF DECEMBER 18, 2001

                 RESOLUTIONS PROPOSED BY THE BOARD OF DIRECTORS

                               ------------------

FIRST RESOLUTION

Approval of the French Statutory Accounts for the fiscal year ended June 30,
2001

     The Shareholders' Meeting, satisfying quorum and majority rules for ordinary meetings,

     After having heard the management report of the Board of Directors on the business and position of the Company for the fiscal year ended June 30, 2001 and the report of the Statutory Auditors on the performance of their duties during such fiscal year,

     APPROVES the French Statutory Accounts for the fiscal year ended June 30, 2001, as presented, as well as the transactions reflected in these financial statements or summarized in these reports.

     ACKNOWLEDGES, pursuant to the provisions of Article 223 quarter and 223 quinquies of the French Tax Code, that no non-tax-deductible expenses referred to in Article 39-4 of the French Tax Code, were incurred during the fiscal year ended June 30, 2001.

SECOND RESOLUTION

Approval of the consolidated accounts for the fiscal year ended June 30, 2001, discharge of the Directors and the Statutory Auditors on the performance of their duties for such fiscal year

     The Shareholders' Meeting, satisfying quorum and majority rules for ordinary meetings,

     After having heard the management report of the Board of Directors on the business and position of the Company for the fiscal year ended June 30, 2001 and the report of the Statutory Auditors on the performance of their duties during such fiscal year,

     APPROVES the consolidated accounts for the fiscal year ended June 30, 2001, as presented, as well as the transactions reflected in these financial statements or summarized in these reports.

     Subject to the approval of the first resolution the Shareholders' Meeting therefore discharges the Directors and the Statutory Auditors from any liability arising from the performance of their duties for such fiscal year.

THIRD RESOLUTION

Allocation of earnings for the fiscal year ended June 30, 2001

     The Shareholders' Meeting, satisfying quorum and majority rules for ordinary meetings,

     After having noted that the losses for the fiscal year ended June 30, 2001 were 4,974,207 Euros.

     RESOLVES to allocate such losses to the retained earnings' account, bringing such account to 31,800,535 Euros after such allocation.

     Pursuant to French law, the Shareholders' Meeting noted that no dividends were paid for the last three financial years.

FOURTH RESOLUTION

Approval of the agreements provided for in Articles L. 225-38 and seq. of the French Code of Commerce

     The Shareholders' Meeting, satisfying quorum and majority rules for ordinary meetings,

     After having heard the special report of the Statutory Auditors on the agreements governed by Articles L. 225-38 and seq. of the French Code of Commerce,

     NOTES that no new agreement has been entered into during the fiscal year ended June 30, 2001,

     APPROVES the continuation of agreements entered into during previous fiscal years and which were still in effect during the fiscal year ended June 30, 2001, as described in the special report of the Statutory Auditors.

FIFTH RESOLUTION

Directors' fees for the fiscal year 2002

     The Shareholders' Meeting, satisfying quorum and majority rules for ordinary meetings,

     After having heard the report of the Board of Directors,

     RESOLVES that up to $60,000 may be paid as Directors' fees for the fiscal year 2002.

     GRANTS the Board of Directors full powers to allocate, in whole or in part, such Directors' fees, and to set the conditions of such allocation.

SIXTH RESOLUTION

Confirmation of the appointment of a Director

     The Shareholders' Meeting, satisfying quorum and majority rules for ordinary meetings,

     After having heard the report of the Board of Directors,

     After having noted that at a meeting held on December 18, 2000, the Board appointed Ms. Marie-Claude Bernal as a Director in replacement of Mr. Philippe Claude, resigning Director,

     CONFIRMS the appointment as Director of Ms. Marie-Claude Bernal, for his unlapsed term, that is until the close of the Ordinary Shareholders' Meeting called to approve the French Statutory Accounts for the fiscal year ending June 30, 2002, in replacement of Mr. Philippe Claude, resigning Director.

SEVENTH RESOLUTION

Renewal of the terms of office of a Director

     The Shareholders' Meeting, satisfying quorum and majority rules for ordinary meetings,

     After having heard the report of the Board of Directors,

     After having noted that the term of office of Mr. Marc Fourrier as a Director shall expire at the close of the current ordinary meeting,

     RENEWS the term of office of Mr. Marc Fourrier as a Director for a period of three years expiring at the close of the Ordinary Shareholders' Meeting called to approve the French Statutory Accounts for the fiscal year ending June 30, 2004.

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EIGHTH RESOLUTION

Ratification of the 2001 Stock Option Plan

     The Shareholders' Meeting, satisfying quorum and majority rules for ordinary meetings,

     After having heard the report of the Board of Directors,

     RESOLVES, in order to comply with U.S. tax law relating to qualified incentive stock options, to approve the 2001 Stock Option Plan approved by the Board of Directors on October 23, 2001.

NINTH RESOLUTION

Authorization to repurchase the Company's shares

     The Shareholders' Meeting, satisfying quorum and majority rules for ordinary meetings,

     After having heard the report of the Board of Directors and reviewed the "note d'information" approved by the Commission des Operations de Bourse,

     AUTHORIZES the Board of Directors, pursuant to the provisions of Article L. 225-209 and seq. of the French Code of Commerce, to purchase the Company's shares up to 10% of the Company's share capital. The shares may be purchased, upon a decision of the Board of Directors, for any purpose and notably, in decreasing order of priority, with a view to:

     - provide consideration in the context of an acquisition or of an exchange of the Company's shares, including in the context of external growth or issuance of securities giving access to the Company's share capital,

     - implement stock purchase plans for the benefit of the employees or executives of the Company or its affiliates. Such plans shall be administered pursuant to applicable laws and may operate, for example, through profit-sharing, the award of stock-options, or through a corporate pension fund,

     - make sales and purchases in compliance with applicable regulations, depending on market conditions,

     - stabilize the market price of ILOG shares, in compliance with applicable regulations, by buying and selling to compensate market trends,

     - cancel such repurchased shares, subject to the approval of a dedicated resolution by the shareholders' meeting, and having said that such cancellation would only be implemented if it would have a positive impact on the net earning per share,

     - their conservation, sale, or, if the case may be, their transfer by any means.

     The shares may be purchased, sold, transferred or exchanged by any means, such as, open market or negotiated transactions, or through derivative securities (such as options, warrants . . .), except purchase of call options, and at any time, in compliance with applicable regulations. The part of the program, which may be done through block trades, is not limited.

     The Shareholders' Meeting hereby sets the maximum purchase price and the minimum resale price per share at 50 Euros and 5 Euros, respectively.

     The funds used to implement such share purchase program shall not exceed 10 million Euros.

     The term of this authorization shall expire at the Shareholders' Meeting called to approve accounts for the fiscal year ending June 30, 2002, and, in any case, within a maximum of 18 months following this meeting.

     This authorization terminates and replaces the authorization given in the nineth resolution of the Combined General Meeting of Shareholders, held on December 18, 2000.

     The Shareholders' Meeting grants full powers to the Board of Directors, which include the right to delegate these powers in compliance with applicable laws, to enter into stock market or open market transactions, to conclude agreements for the maintenance of registers of the purchase and sale of shares, to report to the Commission des Operations de Bourse, the Conseil des Marches Financiers and other regulatory agencies, to carry out any other formalities, and, generally to do whatever is necessary to implement this resolution.

TENTH RESOLUTION

Authorization to reduce the share capital by cancellation of shares previously repurchased, within a maximum limit of 10% of the Company's share capital per 24 month period

     The Shareholders' Meeting, satisfying quorum and majority rules for extraordinary meetings,

     Having heard the Board of Directors' report and the special report of the Statutory Auditors,

     AUTHORIZES the Board to reduce the Company's share capital, in one or more increments, within a maximum limit, per 24 month period, of 10% of the outstanding share capital, by cancellation of the shares that the Company would hold following a repurchase pursuant to the share repurchase program.

     AUTHORIZES the Board to charge the difference between the repurchase value of the cancelled shares and their nominal value against any available issuance premiums and reserves.

     GRANTS the Board of Directors full powers to set the terms and conditions of such cancellation or cancellations and modify the by-laws accordingly and more generally, to take all necessary measures.

     Such authorization shall remain valid until the close of the ordinary shareholders' meeting called to approve the accounts for the fiscal year ending June 30, 2002.

ELEVENTH RESOLUTION

Amendments to the by-laws to take into account the codification of the law on commercial companies in the Code of Commerce

     The Shareholders' Meeting, satisfying quorum and majority rules for extraordinary meetings of shareholders,

     Having heard the Board of Directors' Report,

     RESOLVES to amend the by-laws to take into account the codification of the law on commercial companies in the Code of Commerce,

     RESOLVES consequently to replace:

     -- in Article 1 of the by-laws, the reference the law of July 24, 1966 on commercial companies, by a reference to "applicable laws and regulations, notably Book II of the Code of Commerce",

     -- in Article 9 of the by-laws, the reference to Article 269-8 of the law of July 24, 1966, by a reference to "Article L. 228-19 of the Code of Commerce", and

     -- in Article 12 of the by-laws, the reference to Articles 208-1 and seq. of the law of July 24, 1966, by a reference to "Articles L. 225-177 and seq. of the Code of Commerce".

     The rest of such Articles remain unchanged.

     GRANTS to the Board of Directors full powers, including the right to delegate the Chairman, to carry out any formalities resulting from these amendments to the by-laws.

TWELFTH RESOLUTION

Amendments to Title III -- "Management of the Company" of the by-laws to take into account the new applicable provisions introduced by the law of May 15, 2001

     The Shareholders' Meeting, satisfying quorum and majority rules for extraordinary meetings,

     Having heard the Board of Directors' report,

     RESOLVES to amend Title III -- "Management of the Company" of the by-laws to take into account the new applicable provisions introduced by the law of May 15, 2001,

     RESOLVES consequently to replace the current Title III of the by-laws by the following new Title III:

     "Title III -- Management of the Company"

ARTICLE 11 -- BOARD OF DIRECTORS

     The company is managed by a board of directors composed of a minimum of three members and a maximum of 18 members.

     A legal entity must, at the time of its appointment, designate an individual who will be its permanent representative on the board of directors. The term of office of a permanent representative is the same as that of the director he represents. When a legal entity dismisses its permanent representative, it must at the same time provide for his replacement. The same applies in case of death or resignation of the permanent representative.

     Each director must own at least one share during his term of office.

     If, at the time of his appointment, a director does not own the required number of shares or if, during his term of office, he ceases to be the owner thereof, he shall have a period of three months to purchase such number of shares, in default of which he shall be automatically deemed to have resigned.

     The directors are appointed for a term of three years. A year corresponds to the period of time between two successive annual ordinary general meetings of shareholders. The duties of a director shall terminate at the close of the ordinary general meeting of shareholders which acts on the accounts of the preceding fiscal year and is held in the year during which the term of office of said director comes to an end.

     The directors may always be re-elected; they may be removed at any time by decision of the general meeting of the shareholders.

     In case of death or resignation of one or several directors, the board of directors may make provisional appointments between two meetings of shareholders.

     The appointment(s) so made have to be ratified by the next general meeting of shareholders.

     Should the meeting of the shareholders not ratify these provisional appointments, this shall not affect the validity of the prior resolutions and acts of the board of directors.

     When the number of directors falls below the minimum required by law, the remaining director(s) must immediately convene the ordinary general meeting of the shareholders, in order to complete the membership of the board of directors.

     The director appointed in replacement of another director whose term of office has not come to its end shall remain in office only for the remaining term of office of his predecessor.

     A salaried employee of the company may be appointed as a director. His employment contract shall correspond to a position actually held. In such case, he shall not lose the benefit of his employment contract.

     The number of directors bound to the company by an employment contract may not exceed one third of the directors in office.

     The number of directors who are more than seventy-five (75) years old may not exceed one third of the directors in office. Should such quota be reached during an ongoing term of office, the appointment of the oldest director would be automatically terminated at the close of the following general meeting of the shareholders.

ARTICLE 12 -- MEETING OF THE BOARD

     The board of directors shall meet as often as required by the interest of the company.

     The meetings of the board of directors are convened by the president. The convening may be made by any means, in oral or written form.

     When a work-committee (comite d'entreprise) has been formed, the representatives of such committee, appointed in accordance with the provisions of the Labor Code, shall be convened to all the meetings of the board of directors.

     The meetings of the board are held at the registered office or at any other place, in France or abroad.

     The board of directors may not transact business validly unless at least half of its members are present.

     The resolutions of the board of directors shall be carried out by a majority vote. In case of a split decision, the president shall have the deciding vote.

     It is specified that any and all decisions to grant options to subscribe or to buy stock, pursuant to the provisions set forth in articles L. 225-177 et seq of the Code of Commerce, to a director holding an employment contract, to the president, general manager of the Company (Directeur General) or to a deputy general manager of the Company (Directeur General Delegue), if this latter is a director, pursuant to authority granted by the extraordinary general meeting, shall be adopted by the affirmative vote of the majority of the directors present or represented at the Board meeting, with the interested director, and any other director to whom options to subscribe or to buy stock may be granted, being ineligible to participate in the vote.

     Any director may give to another director, by letter, cable or telex, a proxy to be represented at a meeting of the board. However, each director may only dispose of one proxy during each meeting.

     Directors who participate in the board meeting by means of videoconference under the conditions provided in regulations applicable at the time of use are deemed to be present and are included for quorum and majority purposes. This provision is not applicable to the adoption of decisions as provided for by articles L. 225-47, L. 225-53, L. 225-55, L. 232-1 and L. 233-16 of the Code of
Commerce.

     The copies or abstracts of the minutes are certified by the president of the board of directors, the general manager, a deputy general manager, the director temporarily delegated with the duties of president or by a representative duly authorized for that purpose.

ARTICLE 13 -- POWERS OF THE BOARD

     The board of directors determines the Company's strategy and oversees its implementation. Subject to the powers expressly attributed to the shareholders' meetings and within the limits of the corporate purpose of the Company, the board of directors addresses all questions regarding, and assumes the management of, the Company's affairs.

     In dealings with third parties, the Company is bound even by decisions made by the board of directors that are beyond the scope of the Company's corporate purpose, unless the Company can prove that the third party had actual knowledge of the improper scope of the decision or that such knowledge should be imputed to the third party due to the circumstances. The publication of the by-laws alone does not suffice as evidence.

     The board of directors takes on responsibilities of supervision and verification, as it deems appropriate. Each director receives all information necessary to accomplish his mission and may request that all documents he deems useful be sent to him.

ARTICLE 14 -- PRESIDENT OF THE BOARD OF DIRECTORS

     The board of directors shall elect a president, who must be an individual, from among its members. It shall determine his term of office, which cannot exceed that of his term as director and may dismiss him at any time.

     The president of the board represents the board of directors. He organizes and supervises its work, and he reports to the general meeting about the board's activities. He oversees the smooth operation of the Company and ensures, in particular, that the directors are capable of performing their duties.

     The president of the board cannot be more than seventy (70) years old. Should the president reach this age limit during his term of office as president, his office would automatically terminate. However, his term of office is extended until the next meeting of the board during which his successor will be appointed. Subject to this provision, the president of the board may always be re-elected.

ARTICLE 15 -- GENERAL MANAGEMENT OF THE COMPANY

     The general management of the Company is assumed by the President of the board of directors or by another individual appointed by the board of directors bearing the title of general manager.

     The board chooses between the two methods of general management. The shareholders and third parties are informed of this choice in accordance with the conditions defined in a decree.

     The decision of the board of directors relating to the choice of the method of general management shall be made by the majority of directors present and represented. For such a decision, the president does not have a deciding vote.

     The Board of Directors' choice may not be modified before the end of a 3 year-period.

     When the President of the Board of Directors assumes the general management of the Company, he will be subject to the provisions of the present by-laws relating to the general manager.

ARTICLE 16 -- GENERAL MANAGER

     The general manager shall have the broadest powers to act in all circumstances on behalf of the Company. He shall exercise such powers within the limits of the corporate purpose of the Company, and without prejudice to the powers expressly granted by law to the shareholders' general meetings and to the board of directors.

     He represents the company in dealings with third parties. The company is bound even by the decisions of the general manager that are beyond the scope of the Company's purpose, unless the Company can prove that the third party had actual knowledge of the improper scope of the decision of that such knowledge should be imputed to the third party due to the circumstances. The publication of the by-laws alone does not suffice as evidence.

     The provisions of the by-laws or the decisions of the board of directors limiting the powers of the general manager are not invocable with regard to the third parties.

     The board of directors determines the general manager's compensation.

ARTICLE 17 -- DEPUTY GENERAL MANAGER

     On the proposal of the general manager, the board of directors shall appoint one or several individuals to assist the general manager under the title of deputy general manager. The deputy general manager(s) may be revoked at any time by the board of directors upon proposal of the general manager.

     In agreement with the general manager, the board of directors shall determine the scope and the duration of the powers delegated to the deputy general manager. The board determines his compensation. When a deputy general manager is a director, his term of office as deputy general manager may not exceed that of his directorship.

     With regard to third parties, the deputy general manager(s) shall have the same powers as the general manager. The deputy general manager(s) is, among others, vested with the powers to bring a matter to court.

     A deputy general manager cannot be more than seventy (70) years old. Should a deputy general manager reach this age limit during his term of office as deputy general manager, his office would automatically terminate. However, his term of office is extended until the next meeting of the board during which the new deputy general manager will be appointed.

     The maximum number of deputy general managers cannot exceed five.

ARTICLE 18 -- AGREEMENTS SUBJECT TO AUTHORIZATION

     Any sureties, endorsements and guarantees granted by the Company must be authorized by the board of directors as provided by law.

     Any agreement to be entered into directly or through an intermediary between the Company and its general manager, one of its deputy general managers, one of its directors, one of its shareholders holding more than 5% of the voting rights or, if the shareholder is a company, the company controlling it within the meaning of article L. 233-3 of the Code of Commerce, must be submitted for prior authorization to the board of directors.

     The same applies for agreements in which the parties mentioned in the preceding paragraphs are indirectly interested.

     Such prior authorization is also required for agreements between the Company and an enterprise, should the general manager, one of the deputy general managers, or one of the directors of the Company be owner, partner with unlimited liability, manager, director, member of the supervisory council (conseil de surveillance) or, more generally, manager of this enterprise.

     Such prior authorization of the board shall be sought as provided by law.

ARTICLE 19 -- PROHIBITED AGREEMENTS

     Directors, other than legal entities, are forbidden to contract loans from the Company in any form whatsoever, to secure an overdraft from it, as a current account or otherwise, and to have the Company guarantee or secure their commitments toward third parties.

     The same prohibition applies to the general manager, the deputy general managers and the permanent representatives of legal entities that are directors. It also applies to spouses, ascendants and descendants of the persons referred to in this article, as well as to all intermediaries.

ARTICLE 20 -- STATUTORY AUDITORS (Commissaires aux comptes)

     Audits of the Company shall be carried out, as provided by law, by one or more statutory auditors legally entitled to be elected as such. When the conditions provided by law are met, the Company must appoint at least two supervisory auditors.

     The statutory auditor(s) shall be appointed by the ordinary general meeting.

     One or more deputy statutory auditors, who may be called to replace the regular statutory auditors in the case of death, disability, resignation or refusal to act of the latter, shall be appointed by an ordinary general meeting.

     Should the general ordinary meeting of the shareholders fail to elect a statutory auditor, any shareholder can demand in court that one be appointed, provided that the President of the board of directors be duly informed. The term of office of the statutory auditor appointed in court will end upon the appointment of the statutory auditor(s) by the general ordinary meeting of the shareholders."

     GRANTS to the Board of Directors full powers, including the right to delegate the Chairman, to carry out any formalities resulting from these amendments to the by-laws.

THIRTEENTH RESOLUTION

Amendments to Title IV -- "Meetings of Shareholders" of the by-laws to make it possible for the shareholders to participate in shareholders' meetings by videoconference or by means of telecommunication and to transmit proxy forms and voting either by mail in paper form or electronically

     The Shareholders' Meeting, satisfying quorum and majority rules for extraordinary meetings,

     Having heard the Board of Directors' report,

     RESOLVES to amend Title IV -- "Meetings of Shareholders" of the by-laws to make it possible for the shareholders to participate in the shareholders' meetings by videoconference or by means of telecommunication and to transmit forms for proxies and voting by mail either in paper form or electronically,

     RESOLVES consequently to amend the current Title IV of the by-laws as follows:

     The Title IV is completed by inserting therein a fourth and twelfth paragraph:

     Fourth paragraph as follows:

     "Subject to the terms and conditions provided by law and regulations, shareholders may transmit forms for proxies and voting by mail relating to any shareholders' meeting either in paper form or, upon decision by the board of directors set forth in the notice of meeting, by teletransmission."

     Twelfth paragraph as follows:

     "If the Board of Directors so decides at the time of calling the shareholders' meeting, and in accordance with applicable regulatory conditions at the time of utilization, shareholders who participate in the meeting by videoconference or by means of telecommunication whereby they are identified, are included for quorum and majority purposes."

     The rest of the Title IV remains unchanged.

     GRANTS to the Board of Directors full powers, including the right to delegate the Chairman, to carry out any formalities resulting from these amendments to the by-laws.

FOURTEENTH RESOLUTION

Simplification of the article of the by-laws relating to dividends

     The Shareholders' Meeting, satisfying quorum and majority rules for extraordinary meetings,

     Having heard the Board of Directors' report,

     RESOLVES to simplify the article of the by-laws relating to dividends,

     RESOLVES consequently to replace the current article of the by-laws relating to dividends as follows:

     "Article 24 -- Dividends

     The first fourth paragraphs remain unchanged.

     The fifth paragraph is replaced by the following paragraph:

     "The general meeting deciding upon the accounts of a financial year will be entitled to grant to each shareholder, for all or part of the distributed dividends or interim dividends, an option between payment in cash or in shares."

     The sixth paragraph is deleted, the rest of the Article remains unchanged.

     GRANTS to the Board of Directors full powers, including the right to delegate the Chairman, to carry out any formalities resulting from these amendments to the by-laws.

FIFTEENTH RESOLUTION

Renumbering of the by-laws

     The Shareholders' Meeting, satisfying quorum and majority rules for extraordinary meetings,

     Having heard the Board of Directors' report,

     RESOLVES, subject to the condition precedent of the approval of the eleventh to fourteenth resolutions and as a consequence to such approvals, to proceed with revisiting the by-laws and to approve the new text of the by-laws, a copy of which will remain attached to the minutes of this Meeting,

     GRANTS to the Board of Directors full powers, including the right to delegate the Chairman, to carry out any formalities resulting from these amendments to the by-laws.

SIXTEENTH RESOLUTION

Increase of share capital during a public tender or exchange offer for Company's shares

     The Shareholders' Meeting, satisfying quorum and majority rules for extraordinary meetings of shareholders,

     Having heard the Board of Directors' Report,

     RESOLVES to renew, within the conditions set forth by the Extraordinary Shareholders' Meeting held on December 18, 2000 under its eleventh to thirteenth resolutions, the delegations of powers granted to the Board to increase the Company's share capital, with or without preferential subscription rights of shareholders or by way of capitalization of provisions, by issuance of securities giving rights, either immediately or at a later date, to subscribe Company's shares, during a public tender or exchange offer for the Company's shares.

     Such authorization shall remain valid until the close of the Shareholders' Meeting called to approve the accounts for the fiscal year ended June 30, 2002.

SEVENTEENTH RESOLUTION

Authorization to issue warrants to subscribe for shares in the Company, up to a maximum of 40,000 shares reserved for issuance to the non-executive Directors

     The Shareholders' Meeting, satisfying quorum and majority rules for extraordinary meetings of shareholders,

     Having heard the Board of Directors' Report and the Statutory Auditors' Special Report,

     RESOLVES to increase the share capital by a maximum nominal value of Euros 24,400, in one or more issues, by the issuance of warrants giving right to subscribe for a maximum of 40,000 shares of Euro 0.61 nominal value each, reserved for issuance to 5 non-executive Directors.

     RESOLVES to waive the preferential subscription rights of the shareholders to the warrants and to reserve the right to subscribe for the warrants to Ms. Marie-Claude Bernal, Messrs. Michel Alard, Pascal Brandys, Marc Fourrier and Richard Liebhaber in the following amounts:

     - Marie-Claude Bernal, warrants to subscribe for a maximum of 8,000 shares of Euro 0.61 nominal value each,

     - Michel Alard, warrants to subscribe for a maximum of 8,000 shares of Euro
       0.61 nominal value each,

     - Pascal Brandys, warrants to subscribe for a maximum of 8,000 shares of Euro 0.61 nominal value each,

     - Marc Fourrier, warrants to subscribe for a maximum of 8,000 shares of Euro 0.61 nominal value each, and

     - Richard Liebhaber, warrants to subscribe for a maximum of 8,000 shares of Euro 0.61 nominal value each.

     RESOLVES that the issuance of the warrants entails the formal waiver by the shareholders of their preferential subscription rights to subscribe for the new shares to be issued upon the exercise of such warrants.

     RESOLVES that the warrants shall be exercised within a 5 year-period following their issuance.

     RESOLVES that the amount receivable by the Company for each share issued upon the exercise of the warrants, after deduction of the issuance price for warrants, will be at least equal to the closing price for a share on the Nouveau Marche on the last trading day preceding the decision of the Board to grant these warrants.

     GRANTS to the Board of Directors full powers, including the right to delegate the Chairman, to implement this authorization, including:

     - To determine the dates and terms of such issuance or issuances;

     - To set the price and the conditions of such issuance of warrants and shares to be issued upon exercise of the warrants within the limits laid down by this authorization;

     - To carry out all necessary measures in order to protect the rights of the holders of warrants upon the occurrence of an event mentioned in Articles 171 and seq. of the Decree of March 23, 1967;

     - To finalize the share capital increases resulting from the exercise of the warrants; and

     - To modify the by-laws accordingly and more generally, to take all necessary measures.

     Such authorization shall remain valid for a period of one year from the date of this Meeting of Shareholders.

EIGHTEENTH RESOLUTION

Authorization to issue warrants to subscribe for shares in the Company, up to a maximum of 20,000 shares reserved for issuance to external members of the Technical Advisory Board

     The Shareholders' Meeting, satisfying quorum and majority rules for extraordinary meetings of shareholders,

     Having heard the Board of Directors' Report and the Statutory Auditors' Special Report,

     RESOLVES to increase the share capital by a maximum nominal value of Euros 12,200, in one or more issues, by the issuance of warrants giving right to subscribe for a maximum of 20,000 shares of Euro 0.61 nominal value each, reserved for issuance to the members of the Technical Advisory Board.

     RESOLVES to waive the preferential subscription rights of the shareholders to the warrants and to reserve the right to subscribe for the warrants to Eugene Freuder, Gilles Kahn, Martin Groetschel and Ben Shneiderman, each of them being entitled up to 4,000 shares each, except Mr. Freuder who shall receive warrants for up to 8,000 shares.

     RESOLVES that the issuance of the warrants entails the formal waiver by the shareholders of their preferential subscription rights to subscribe for the new shares to be issued upon the exercise of such warrants.

     RESOLVES that the warrants shall be exercised within a 5 year-period following their issuance.

     RESOLVES that the amount receivable by the Company for each share issued upon the exercise of the warrants, after deduction of the issuance price for warrants, will be at least equal to the closing price for a share on the Nouveau Marche on the last trading day preceding the decision of the Board to grant these warrants.

     GRANTS to the Board of Directors full powers, including the right to delegate the Chairman, to implement this authorization, including:

     - To determine the dates and terms of such issuance or issuances;

     - To set the price and the conditions of such issuance of warrants and shares to be issued upon exercise of the warrants within the limits laid down by this authorization;

     - To carry out all necessary measures in order to protect the rights of the holders of warrants upon the occurrence of an event mentioned in Articles 171 and seq. of the Decree of March 23, 1967;

     - To finalize the share capital increases resulting from the exercise of the warrants; and

     - To modify the by-laws accordingly and more generally, to take all necessary measures.

     Such authorization shall remain valid for a period of one year from the date of this Shareholders Meeting.

NINETEENTH RESOLUTION

Increase of share capital up to a nominal value of Euros 183,000 represented by 300,000 shares reserved for issuance under the French Employee Savings Plan

     The Shareholders' Meeting, satisfying quorum and majority rules for extraordinary meetings of shareholders,

     Having heard the Board of Directors' Report and the Statutory Auditors' Special Report,

     RESOLVES, in accordance with Articles L. 443-1 and seq. of the French Labor Code and Article L. 225-138 of the French Code of Commerce and pursuant to Article L. 225-129 VII of the French Code of Commerce, to increase the share capital by a maximum nominal value of Euros 183,000, in one or more issues, by the issuance of a maximum of 300,000 new shares of Euro 0.61 nominal value each, the subscription of which will be reserved to the employees of the Company and of its affiliates within the meaning given to such terms in Articles L. 225-180 of the French Code of Commerce, having adhere or who will adhere to the French Employee Savings Plan (the "Company's Employees"),

     RESOLVES to waive the preferential right of the shareholders to the capital increase and to reserve the right to subscribe for the new shares to the Company's Employees,

     RESOLVES that the issue price of one share will be determined by the Board, with the right to delegate to the Chairman as provided by law, on the basis of the fair market value of a share as follows:

     (i) should the shares of the Company be listed on a French regulated market (marche reglemente), the Board may determine the issue price of one share by reference to a sale price of the shares in Euros on said French regulated market. However, in no case should the issue price set in accordance with this paragraph (i) be less than eighty percent (80%) of the average of the closing prices for a share as quoted on the said French regulated market during the twenty days of quotation preceding the day of the decision of the Board of Directors called to set the opening date for subscription and as reported in La Tribune or such other source the Board may deem reliable; and

     (ii) in the absence of an established market quotation mentioned in paragraph (i) above, the issue price of one share will be determined by the Board according to the provisions of the last paragraph of Article L. 443-5 of the French Labor Code.

     RESOLVES that the new shares, which will be subject to all provisions of the by-laws, will be combined with the existing shares and will entitle the holder hereof to the rights attached to the shares from the first day of the financial year on which the capital increase is finalized,

     GRANTS full powers to the Board of Directors, including the right to delegate the Chairman as provided by law, within the limits above-mentioned to:

     - set the terms and conditions of the French Employee Savings Plan and to determine the terms of the issuance and the payment of new shares, which terms may include seniority requirement, without exceeding six months,

     - carry out all acts and formalities with a view to finalizing the share capital increase or increases referred hereto,

     - amend the by-laws as a result of the share capital increase and, in general, to take all necessary steps in that respect.

     Such authorization will remain valid for a period of two years from the date of this Meeting.

TWENTIETH RESOLUTION

Powers of attorney

     The Shareholders' Meeting, satisfying quorum and majority rules for ordinary meetings,

     Grants all powers to the bearer of an original, a copy or an extract of these minutes for the purposes of carrying out the necessary registrations and formalities.

REQUEST FOR DOCUMENTS AND INFORMATION

                                          Return to:

                                          The Company Secretary
                                          ILOG S.A.
                                          9, rue de Verdun
                                          BP 85
                                          94253 Gentilly Cedex
                                          France

DECEMBER 18, 2001 ANNUAL MEETING OF SHAREHOLDERS

I, the undersigned:

FIRST AND LAST NAME:
--------------------------------------------------------------------------------
ADDRESS:
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
owner of ____________________ ADSs of ILOG S.A.

requests you to send to me the documents with respect to above-mentioned Annual Meeting of Shareholders listed in article 135 of the Decree of March 23, 1967.

                                          Signed:
                                          --------------------------------------

                                          Dated:
                                          --------------------------------------

                                    ILOG S.A.
                         JPMORGAN CHASE BANK, DEPOSITARY
                      P.O. BOX 9383, BOSTON, MA 02205-9958

The undersigned, a holder of record at the close of business on September 30, 2001 of American Depositary Receipt(s) representing Ordinary Shares of ILOG S.A. hereby requests and authorizes JPMorgan Chase Bank, the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the Ordinary Shares of the Company represented by American Depositary Shares registered in the name of the undersigned at the Ordinary and Extraordinary General Meeting of the Company to be held on Tuesday, December 18, 2001 at 5:00 p.m. at its registered office at 9 rue de Verdun, 94253 Gentilly, France.

These instructions, when properly signed and dated, will be voted in the manner directed herein.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 3:00 p.m., December 11, 2001.

If you wish to return your voting instruction card by overnight mail please use the following address: EquiServe, 150 Royall Street, Canton, MA 02021, Attn:
Jessica McWhinnie, JPMorgan Service Center.

      PLEASE VOTE, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE
                               ENCLOSED ENVELOPE.

Please sign exactly as your name(s) appear(s) on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

HAS YOUR ADDRESS CHANGED?


--------------------------------


--------------------------------


--------------------------------


                                   RESOLUTIONS

        ORDINARY GENERAL MEETING

        1. Approval of the French Statutory Accounts for the fiscal year ended June 30, 2001.

        2. Approval of the consolidated accounts for the fiscal year ended June 30, 2001, discharge of the Directors and the Statutory Auditors on the performance of their duties for such fiscal year.

        3.      Allocation of earnings for the fiscal year ended June 30, 2001.

        4. Approval of the agreements provided for in Articles L. 225-38 and seq. of the French Code of Commerce.

        5.      Directors' fees for the fiscal year 2002.

        6.      Confirmation of the appointment of a Director.

        7.      Renewal of the terms of office of a Director.

        8.      Ratification of the 2001 Stock Option Plan.

        9.      Authorization to repurchase the Company's shares.

        EXTRAORDINARY
        MEETING             GENERAL

        10. Authorization to reduce the share capital by cancellation of shares previously repurchased, within a maximum limit of 10% of the Company's share capital per 24 month period.

        11. Amendments to the by-laws to take into account the codification of the law on commercial companies in the Code of Commerce.

        12. Amendments to Title III - "Management of the Company" of the by-laws to take into account the new applicable provisions introduced by the law of May 15, 2001.

        13. Amendments to Title IV- "Meetings of Shareholders" of the by-laws to make it possible for the shareholders to participate in shareholders' meetings by videoconference or by means of telecommunication and to transmit proxy forms and voting either by mail in paper form or electronically.

        14. Simplification of the article of the by-laws relating to dividends.

        15.     Renumbering of the by-laws.

        16. Increase of share capital during a public tender or exchange offer for Company's shares.

        17. Authorization to issue warrants to subscribe for shares in the Company, up to a maximum of 40,000 shares reserved for issuance to the non-executive Directors.

        18. Authorization to issue warrants to subscribe for shares in the Company, up to a maximum of 20,000 shares reserved for issuance to external members of the Technical Advisory Board.

        19. Increase of share capital up to a nominal value of Euros 183,000 represented by 300,000 shares reserved for issuance under the French Employee Savings Plan.

        20.     Powers of attorney.

[X]     PLEASE MARK VOTES AS IN THIS EXAMPLE

                                   ILOG S.A.

                    PLEASE REFER TO THE REVERSE OF THIS CARD
                 FOR THE RESOLUTIONS TO BE VOTED AT THE MEETING.

Mark box at right if you wish to give a discretionary proxy to the Chairman of the Meeting. PLEASE NOTE: Marking this box voids
any other instructions.                                               [ ]

Mark box at right if an address change has been noted on the
reverse of this card.                                                 [ ]

CONTROL NUMBER:





Please be sure to sign and date this Voting Instruction Card.  Date

                                                               -----------


--------------------------------             --------------------------------
ADR Holder sign here                         Co-owner sign here


ORDINARY GENERAL MEETING
--------------------------------------------------------------------------------

                          FOR      AGAINST        ABSTAIN

Resolution 1              [ ]        [ ]            [ ]

Resolution 2              [ ]        [ ]            [ ]

Resolution 3              [ ]        [ ]            [ ]

Resolution 4              [ ]        [ ]            [ ]

Resolution 5              [ ]        [ ]            [ ]

Resolution 6              [ ]        [ ]            [ ]

Resolution 7              [ ]        [ ]            [ ]

Resolution 8              [ ]        [ ]            [ ]

Resolution 9              [ ]        [ ]            [ ]

EXTRAORDINARY            GENERAL
--------------------------------------------------------------------------------
MEETING

                          FOR      AGAINST        ABSTAIN

Resolution 10             [ ]        [ ]            [ ]

Resolution 11             [ ]        [ ]            [ ]

Resolution 12             [ ]        [ ]            [ ]

Resolution 13             [ ]        [ ]            [ ]

Resolution 14             [ ]        [ ]            [ ]

Resolution 15             [ ]        [ ]            [ ]

Resolution 16             [ ]        [ ]            [ ]

Resolution 17             [ ]        [ ]            [ ]

Resolution 18             [ ]        [ ]            [ ]

Resolution 19             [ ]        [ ]            [ ]

Resolution 20             [ ]        [ ]            [ ]


DETACH CARD                                                          DETACH CARD

       TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS ("ADRs")
                         REPRESENTING ORDINARY SHARES OF
                                    ILOG S.A.

JPMorgan Chase Bank (the "Depositary") has received notice of an Ordinary and Extraordinary General Meeting (the "Meeting") of ILOG S.A. (the "Company") that will take place on Tuesday, December 18, 2001 at 5:00 p.m. at its registered office at 9 rue de Verdun, 94253 Gentilly, France.

In order to have the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares of the Company represented by your ADRs for or against or to abstain from voting the Resolutions to be proposed, or any of them, at the Meeting, kindly execute and forward to JPMorgan Chase Bank the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote for or against or to abstain from voting the Resolutions, or any of them, as the case may be. Alternatively, you may include instructions to give a discretionary proxy to the Chairman of the Meeting. This Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., New York City time, December 11, 2001. Only the registered holders of record at the close of business on September 30, 2001, will be entitled to execute the attached Voting Instruction Card.

JPMorgan Chase Bank, Depositary

Dated: November 13, 2001

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ILOG S.A.


                                        By:  /s/ Roger Friedberger
                                             -----------------------------------
                                             Roger Friedberger
                                             Chief Financial Officer


Date: November 15, 2001